Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 10 DATED APRIL 22, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates; and
•	Asset acquisitions.

Updates to Assets Acquired

Senior Mortgage Loan – SC GROUP 6845 FIGUEROA, LLC

On August 4, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,250,000 (the “Stradella Court - La Prada Senior Loan”). The borrower, SC GROUP 6845 FIGUEROA, LLC, a Delaware limited liability company (“Stradella Court – La Prada”), used the loan proceeds to purchase two single family homes on approximately 18,400 square feet of land at 6026 & 6030 East La Prada, Los Angeles, CA 90042 (the “Stradella Court - La Prada Property”), and planned to obtain approval of all entitlements for twelve small lot homes. As of the date of this disclosure, the project has received entitlement approval for twelve small lot homes, and has begun additional work to further entitle the project including site work and design.

The Stradella Court – La Prada Senior Loan was originally scheduled to mature on February 4, 2019 (the “Stradella Court – La Prada Maturity Date”) and Stradella Court - La Prada had the ability to extend the Stradella Court - La Prada Maturity for two periods of six months. In lieu of exercising those extension options, on February 3, 2019, Stradella Court – La Prada executed a loan modification extending the maturity date to May 3, 2019 and increasing the loan principal to $2,396,545 to account for a fully-funded interest reserve during the extension period and construction reserve for the remaining construction costs. The Borrower missed its window to exercise its first extension option, so it requested additional time and additional proceeds to allow for more time to find a suitable buyer of the entitled land and to make the entitled land more attractive to potential buyers by continuing to add value to the property. All installments of interest have been paid in full through and including the date of the loan modification. The modified loan will bear interest at a rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the new maturity date of May 3, 2019. As of the modification closing date, the Stradella Court - La Prada Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 81.4%, based upon the earlier appraisal.

Single Family Home Rental Controlled Subsidiaries

Rental Controlled Subsidiaries Asset Summaries

The following table summarizes the single-family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

•	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
•	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
•	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
•	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
•	The last updated portfolio level projected annual returns for our Los Angeles Single Family Rental Portfolio was 6.3% - 11.8%, as disclosed on December 17, 2018. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
G55	90016	3 / 2	1,500	3/27/2019	$728,000	$2,500

(1)	There can be no assurance that the anticipated completion cost will be achieved.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.